Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Novus Capital Corporation (the “Company”) on Amendment No.3 to Form S-1, of our report dated March 26, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Novus Capital Corporation as of March 16, 2020 and for period from March 5, 2020 (inception) through March 16, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 14, 2020